Exhibit 12.1

SunGard Capital Corp.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2013	2012	2013
Fixed charges
Interest expense	$95	$90	$299	$272
Amortization of debt issuance costs and debt discount	7	6	26	30
Portion of rental expense representative of interest	17	18	54	52
Undeclared preferred stock dividend of SunGard Capital Corp. II before income taxes (at effective rate)	37	154	204	255

Total fixed charges	$156	$268	$583	$609

Earnings
Income (loss) from continuing operations before income taxes	$(380)	$26	$(495)	$(19)

Fixed charges per above	156	268	583	609

Total earnings	$(224)	$294	$88	$590

Ratio of earnings to fixed charges	*	1.1	*	*

*	Earnings for the three months ended September 30, 2012 and for the nine months ended September 30, 2012 and 2013 were inadequate to cover fixed charges by $380 million, $495 million and $19 million, respectively.

SunGard Capital Corp. II

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2013	2012	2013
Fixed charges
Interest expense	$95	$90	$299	$272
Amortization of debt issuance costs and debt discount	7	6	26	30
Portion of rental expense representative of interest	17	18	54	52

Total fixed charges	$119	$114	$379	$354

Earnings
Income (loss) from continuing operations before income taxes	$(380)	$26	$(495)	$(19)
Fixed charges per above	119	114	379	354

Total earnings	$(261)	$140	$(116)	$335

Ratio of earnings to fixed charges	*	1.2	*	*

*	Earnings for the three months ended September 30, 2012 and for the nine months ended September 30, 2012 and 2013 were inadequate to cover fixed charges by $380 million, $495 million and $19 million, respectively.